January 22, 2013

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Amendment No. 9 to Registration Statement on Form S-1
Filed January 16, 2013
File No. 333-181594

Dear Ms. Jacobs:

By letter dated January 18, 2013 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 9 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Firm Commitment Underwritten IPO prospectus

General

1.	It is unclear why the disclosure in response to prior comment 1 regarding your commission rates from LinkedIn suggests that the commission rates only apply to sales of your services during 2013. We note that Exhibit C of the Diversity Recruitment Partnership Agreement filed as Exhibit 10.12 to this prospectus does not limit these commissions to revenues in 2013. Please advise. Further, consider adding an example of the amount of revenue the company would receive under the commission structure to illustrate the stair-step structure of this commission schedule.

Response

We have revised our disclosure to clarify that the commission rates apply to “each calendar year.” Furthermore, as suggested by the Staff, we have added an example of the amount of commission revenue we would receive under the commission structure to illustrate the stair-step structure of the commission schedule.

2.	You state that following the expiration of your agreement with Monster Worldwide, you expect to experience significant decreases in revenue “at least for the first quarter of 2013.” Please clarify whether the company believes that you may begin earning more revenues, than previously earned through Monster Worldwide, as early as the second quarter of fiscal 2013. If true, explain further the basis for your conclusion. To the extent that it is unlikely you will experience such revenue growth by this time, please revise your disclosures accordingly as your current disclosures imply otherwise.

Response

We do not intend to imply that we would begin earning more revenues than previously earned through Monster Worldwide as early as the second quarter of fiscal 2013. Therefore, we have revised our disclosure to state that we expect to experience significant decreases in revenue “for a period of time.” Furthermore, we have added disclosure to state that “[w]e expect to experience such decrease in revenue until such time as LinkedIn and our sales team are able to generate sufficient sales to replace the revenue previously generated by our agreement with Monster Worldwide.”

Offering, page 11

3.	Please revise the number of shares outstanding prior to and immediately following this offering to reflect the number of shares to be issued upon conversion of debt based on the most recent outstanding balance of your debt. In this regard, your current disclosures appear to be based on the outstanding balance of your notes payable at September 30, 2012 and therefore, does not account for additional interest accrued since such time, which will also be converted into shares of your common stock.

Response

We have revised the number of shares outstanding prior to and immediately following this offering on page 11 to reflect the number of shares to be issued upon conversion of debt based on the outstanding debt balance at December 31, 2012.

Use of Proceeds, page 32

4.	Your disclosure at the top of page 33 continues to indicate that if the underwriter exercises its option to purchase additional shares, the net proceeds from the offering will be $8.2 million. Please revise this amount to $9.6 million, consistent with your response to our prior comment 7.

Response

We have revised the cited amount to $9.6 million, consistent with our response to the Staff’s prior comment 7.

Capitalization, page 34

5.

The amounts in your pro forma column should reflect the completion of the events you describe in the related bullet point. In this regard, upon completion of your corporate reorganization, the amount of Members Equity in the pro forma column should be zero. Likewise, it would appear that as a result of the conversion of the promissory notes, the amount of Notes payable in the pro forma column should be zero. Please revise these amounts accordingly or explain to us why the amounts you are currently reflecting are appropriate. Furthermore, please make the same correction to the notes payable amount in the pro forma column on page 15.

Response

We have revised the Members Equity and Notes Payable numbers in the pro forma column on page 34 to zero as well as revising the Notes Payable number in the pro forma column on page 15 to zero, as per the Staff’s request.

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If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached at (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

     James Kirsch

cc: Brian Lee, Esq.

      SNR Denton US LLP